Companhia Brasileira de Distribuição (CBD)

Sales Performance - October 2004

São Paulo, Brazil, November 16, 2004 - Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (preferred shares)], announces its sales performance in October 2004 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

In October 2004, gross sales reached R$1,317.8 million and net sales totaled R$1,085.5 million, a 27.0% and 23.6% growth, respectively, when compared to the same period of the previous year. The difference between gross and net sales growth rates arises from the increase of COFINS (tax for social security financing) rate that took place in February.

Same store sales grew by 10.3% compared to the previous year, as a result of both growth in the average ticket and in the number of clients. The favorable calendar in October 2004, with an additional weekend compared to October 2003, although partially offset in the specific case of CBD by one less Wednesday, added approximately two hundred basis points to the growth registered in the period.

Same store non-food products sales grew by 22.2%, whilst food products registered a growth of 7.2%.

The highlight of the period was the CompreBem business unit, which reported in its anniversary month the best performance of the Company, followed by the Extra business unit, which also reported a double-digit growth in the period.

Same store sales, deflated by IPCA, maintained the growth in real terms, reporting a 3.2% increase in the period, confirming the upward trend observed in the previous months.

Note: Same Store Sales figures include only stores whose operating period is longer than 12 months

* IPCA – Consumer Price Index
** FIPE-ALIM – Food Inflation Rate measured by FIPE – Economic Research Foundation-Institute

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Coordinator

Phone: (55 11) 3886 0421 Fax: (55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.